Jiangbo Pharmaceuticals, Inc.

25 Haihe Road, Laiyang Economic Development Zone,
Laiyang City, Yantai, Shandong Province
People’s Republic of China 265200

February 8, 2010

Via Edgar
Mr. Frank Wyman
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Jiangbo Pharmaceuticals, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended June 30, 2008
Filed April 10, 2009
File No. 000-53037

Dear Mr. Wyman:

We are submitting this correspondence via EDGAR system in response to comment No. 3 of the comment letter issued by the Staff of the Securities and Exchange Commission, on November 19, 2009 and further to our conference call with the Staff on January 29, 2009.

Note 3―Earnings per share, page F-16

3.           Please refer to your response to prior comment seven.  Based on your earnings per share calculations, it appears that assuming conversion of the $30 million debt is dilutive and not anti-dilutive.  Refer to paragraph 95 of SFAS 128.  Please provide us with your calculation under paragraph 27 of SFAS 128 that demonstrates how this conversion is anti-dilutive.

RESPONSE:

The Company respectfully notes the Staff’s comment. We agree that according to paragraph 95 of SFAS 128, the conversion of the $30 million debt is not anti-dilutive. The following is the diluted loss per share calculation according to SFAS 128:

	Increase (Decrease) in income		Increase in Number of Common Shares	Earnings (loss) per Incremental Share

Options	$-		87,910	-

Warrants	-		79,973	-

Diluted effect of $5,000,000 convertible note	(4,536,100)	a	405,822	(11.18)

Diluted effect of $30,000,000 convertible note	(29,488,122)	b	312,500	(94.36)

a-	Included add back of interest expense $195,833 and subtraction of unamortized financing cost $277,292 and unamortized debt discount of $4,454,641.
b-	Included add back of interest expense $345,833 and subtraction of unamortized financing cost $1,870,098 and unamortized debt discount of $32,499,957.

	Income (loss) Available	Common Shares	Per Share

As reported	$22,451,060	9,164,127	$2.45

Options	-	167,883

	22,451,060	9,332,010	2.41	Dilutive

$5,000,000 convertible note	(4,536,100)	405,822

	17,914,960	9,737,832	1.84	Dilutive

$30,000,000 convertible note	(29,488,122)	312,500

	$(11,573,162)	10,050,332	(1.15)	Dilutive

The dilutive effect of November 2007 escrow shares and the May 2008 make good shares were excluded from the diluted earnings per share calculation as the Company met the 2008 earning requirements specified in the Securities Purchase Agreements for 2007 and 2008, respectively.  The Net Income Per Shares requirement in the November 2007 financing was $0.038 ($1.52 post split) calculated on a diluted basis pursuant to U.S. GAAP. Sections 1.1.19 and 1.1.20 of the November 2007 Securities Purchase Agreement also excluded any expenses arising from the issuance of the $5,000,000 convertible debentures or the warrants pursuant to the agreement or any other transaction document or upon conversion of the convertible debenture and other similar expense s incurred in connection with any other financing permitted by the Securities Purchase Agreement.  In addition, the shares issuable pursuant to any of the transaction documents shall not be deemed outstanding. The November 2007 Securities Purchase Agreement permitted subsequent financing with the first right of refusal granted to the investor. Therefore, for the purpose of calculating the Net Income Per Share for the 2007 financing, the impact from the $5,000,000 and $30,000,000 convertible debentures shall be excluded. For the May 2008 financing , the Company is required to meet the 2008 Guaranteed EBT of US$26,700,000 and the 2008 Guaranteed Diluted EBT per share of $USD $0.04 ($1.6 post split).  Section 4.11 of the May 2008 Securities Purchase Agreement excluded non- cash charges associated with the Company’s previous convertible debt and warrant issuance and all costs and expenses associated with the transactions contemplated by the Securities Purchase Agreement and other transaction documents. As such, for the purpose of calculating 2008 Guaranteed EBT and the 2008 Guaranteed Diluted EBT per share, the impact from the $5,000,000 and $30,000,000 convertible debentures shall also be excluded.  Excluded the impact from the two convertible debentures, the Company’s 2008 diluted earnings per share was 2.41, which exceeded the requirements specified in the Securities Purchase Agreements entered into by the Company in 2007 and 2008. Accordingly, the Company concluded the dilutive effect of the escrow shares stated in the $5,000,000 financing agreement and the make good shares specified in the $30,000,000 financing agreement shall be excluded.

The Company will revise the earnings per share for the year ended June 30, 2008 in its future filings as follows:

2008
For the years ended June 30, 2008, 2007 and 2006
Net income for basic earnings per share	$22,451,060
Plus: interest expense	345,833
Subtract: financing cost	(1,870,098)
Subtract: debt discount	(32,499,957
Net income (loss) for diluted earnings per share	(11,573,162)
Weighted average shares used in basic computation	9,164,127
Diluted effect of stock options	87,910
Diluted effect of warrants	79,973
Diluted effect of $ 5,000,000 convertible note	405,822
Diluted effect of $30,000,000 convertible note	312,500
Weighted average shares used in diluted computation	10,050,332

Earnings (loss) per share:
Basic	$2.45
Diluted	$(1.15)

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing, please contact Elsa Sung, our Chief Financial Officer, by telephone at (954) 903-9378.

Sincerely,

   /s/ Elsa Sung
Elsa Sung
Chief Financial Officer